Filed by Host Marriott Corporation pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Starwood Hotels & Resorts

Commission File No.: 001-6828

Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Host Marriott Corporation will file a proxy statement/prospectus as part of a registration statement on Form S-4 and other documents regarding the proposed transaction with the Securities and Exchange Commission (“SEC”). Investors and security holders are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about Host Marriott Corporation, Starwood Hotels & Resorts and the proposed acquisition. A definitive proxy statement/prospectus will be sent to stockholders of Host Marriott Corporation seeking their approval of the issuance of Host Marriott Corporation common stock in the transactions contemplated by the master agreement. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Host Marriott Corporation with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained, when available, free of cost by directing a request to Host Marriott Corporation, 6903 Rockledge Drive, Suite 1500, Bethesda, MD 20817, Attention Investor Relations, (telephone 240-744-1000). Investors and security holders are urged to read the proxy statement/prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the proposed transaction.

Host Marriott Corporation and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the stockholders of Host Marriott Corporation in respect of the proposed transaction. Information about Host Marriott Corporation and its directors and executive officers, and their ownership of securities in Host Marriott Corporation, is set forth in the proxy statement for Host Marriott Corporation’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 11, 2005. Additional information regarding the direct and indirect interests of those persons may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Language Concerning Forward-Looking Statements

This filing contains forward-looking statements within the meaning of federal securities regulations. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” estimate,” “expect,” “intend,” “may,” “plan,” predict,” “project,” “will,” “continue” and other similar terms and phrases, including references to assumptions and forecasts of future results, statements about the expected scope and timing of the acquisition, expected financial results and credit effects of the acquisition, consequences of management efforts, opportunities for growth and expectations as to timing, nature and terms of financing and other sources of funds. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ materially from those anticipated at the time the forward-looking statements are made. These risks include, but are not limited to: national and local economic and business conditions, including the potential for terrorist attacks, that will affect occupancy rates at our hotels and the demand for hotel products and services; operating risks associated with the hotel business; risks associated with the level of our indebtedness and our ability to meet covenants in our debt agreements; relationships with property managers; our ability to maintain our properties in a first-class manner, including meeting capital expenditure requirements; our ability to compete effectively in areas such as access, location, quality of accommodations and room rate structures; changes in travel patterns, taxes and government regulations which influence or determine wages, prices, construction procedures and costs; our ability to complete pending acquisitions and dispositions; and our ability to continue to satisfy complex rules in order for us to qualify as a real estate investment trust for federal income tax purposes and other risks and uncertainties associated with our business described in Host Marriott Corporation’s filings with the SEC. The completion of the transaction with Starwood (either in whole or in part relating to the acquisition of certain hotels) is subject to numerous closing conditions and there can be no assurances that the transactions as a whole, or portions of these transactions, will be completed. These closing conditions include, but are not limited to: Host Marriott Corporation receiving approval from its stockholders to issue shares to Starwood’s Class B holders, obtaining various lender consents and regulatory approvals, the accuracy of representations and warranties and compliance with covenants, the absence of material events or conditions, and other customary closing conditions. Our expectations as to the financial consequences of the acquisition may be affected by the risks noted above and factors unique to acquisitions, including the timing and successful integration of these hotels into our portfolio and the number and location of the hotels we ultimately acquire with the acquisition. Although Host Marriott Corporation believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that the expectations will be attained or that any deviation will not be material. All information is as of the date of this filing and Host Marriott Corporation undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in expectations.

Non-GAAP Financial Measures

This filing contains non-GAAP financial measures within the meaning of the rules of the SEC. Information about these measures and reconciliations between the non-GAAP financial measures and the GAAP financial measures are included in Host Marriott Corporation’s press release announcing the transaction, dated November 14, 2005, and third quarter 2005 earnings press release, dated October 12, 2005, both of which are available on Host Marriott Corporation’s web site at www.hostmarriott.com.

1 1

Transaction Overview
Portfolio of 38 upper upscale and luxury full-service
hotels (18,964 rooms), including 25 domestic and 13
international assets
Purchase Price: $4.0 billion ($213,000/key)
2006 Full-year EBITDA:  $355 million to $365 million
2006 EBITDA Multiple:  11.1x to 11.4x
Transaction expected to close at the end of 1Q06 and is
subject to a Host Marriott stockholder vote and other
closing conditions.
2 Luxury / St. Regis
1 Unbranded
20 Sheratons
13 Westins
2 Ws

Strong Portfolio
High quality portfolio that matches up well with
our portfolio in terms of asset quality and
positioning; average hotel contains
approximately 500 rooms and generates
RevPAR of $117, both comparable to our
current portfolio
Portfolio made up entirely of luxury and
upscale hotels, including six city center hotels
with over 750 rooms
80% of the hotels* are in urban, convention or
resort locations, providing additional
concentration in our desired segments
* Based on revenues.

Strong Portfolio (cont.)
The top 16 hotels in the portfolio contribute 75%
of the portfolio’s cash flow
The portfolio includes key assets such as:
Westin Palace Madrid
Sheraton Centre Toronto
W Seattle
Westin Grand Washington, DC
Westin Europa & Regina (Venice)
Westin Palace Milan
Sheraton New York
Sheraton San Diego
Sheraton Boston
Westin Seattle
W New York

Strong Portfolio (cont.)
Excellent geographic distribution; most
markets have strong growth prospects and
limited near-term supply; adds presence in key
domestic markets such as Seattle, New York,
Boston and San Diego
29% of the portfolio* is situated outside the
United States, with 15% in Europe, providing
additional geographic distribution
Unique opportunity to acquire high-quality
international assets at attractive pricing
* Based on revenues.

6 Profile of Hotel Portfolio By Type (Based on Revenue) Host Marriott Stand-alone 9% 19% 52% 20% Starwood Portfolio 10% 10% 71% 9% Combined 9% 57% 17% 17% Downtown Resort Airport Suburban

7 Profile of Hotel Portfolio Geographic Scope (Based on Revenue) Host Marriott Stand-alone 3% 97% Starwood Portfolio 71% 29% Combined 9% 91% International Domestic

Profile of Hotel Portfolio
Brand Mix (Based on Revenue)
Host Marriott Stand-alone
12%
6%
9%
1%
70%
2%
Starwood Portfolio
3%
9%
55%
33%
Combined
4%
2%
2%
7%
9%
53%
14%
9%
Marriott Sheraton
Westin Ritz-Carlton
Hyatt Fairmont
W Other

Profile of Hotel Portfolio
Regional Scope (Based on Revenue)
Horizon Sun Combined Percentage
Region % % % Change
Atlanta 8% 0% 6% (2%)
DC Metro 11% 2% 9% (2%)
Florida 15% 1% 12% (3%)
Hawaii 5% 0% 4% (1%)
International 3% 29% 9% 6%
Middle Atlantic 16% 21% 17% 1%
Mountain 3% 2% 2% (1%)
New England 5% 12% 7% 2%
North Central 7% 7% 7% 0%
Pacific 20% 24% 21% 1%
South Central 7% 2% 6% (1%)

10 Profile of Hotel Portfolio Geographic Coverage – Host Marriott Portfolio Host Marriott Portfolio

11 Profile of Hotel Portfolio Geographic Coverage – Combined Portfolio Starwood Portfolio Host Marriott Portfolio

Enhanced Growth Potential &
Brand Diversification
Transaction creates significant relationship with
another major hotel operating/brand company
and furthers our brand diversification strategy
Opportunity to benefit from expected
improvement in market share among Starwood’s
brands
Opportunity to improve growth through
aggressive asset management and value
enhancement initiatives
Partnership with Starwood will enhance future
growth opportunities

Marriott

Sheraton
HOTELS & RESORTS

WESTIN
HOTELS & RESORTS

W
HOTELS

ST. REGIS
HOTELS & RESORTS

THE RITZ-CARLTON
HOTEL COMPANY, L.L.C.

FOUR SEASONS
Hotels and Resorts

THE LUXURY COLLECTION
Starwood Hotels & Resorts

Fairmont
HOTELS & RESORTS

HYATT
HOTELS & RESORTS

Hilton

13 Enhanced Growth Potential & Brand Diversification (cont.)

Financial Considerations
$2.3 billion (approximately 133.5 million
shares @ $17.00/share)
100% will be distributed directly to Starwood
shareholders
Equity
$2.3 billion of equity issued to Starwood
shareholders
$700 million of assumed debt
$1.0 billion of cash
Consideration
$4.0 billion ($213,000/key) Purchase Price

Financial Considerations
(cont.)
Bridge loan in place to fund entire cash portion
of the transaction if necessary
Expect to fund cash portion of purchase price
through a combination of debt, asset sales and
proceeds raised through a joint venture related
to the acquired European assets
Cash
$704 million* at a weighted average interest rate
of 7.5% and an average maturity of 12 years
Assumed
Debt
* Contingent on completing a consent solicitation.

Earnings Impact
$1.45 $1.35 $1.64 $1.56
FFO/
diluted share
(2)
$1,045 $1,005 $365 $355
Adjusted EBITDA
(2)
($mm)
High Low High Low
Host Marriott,
L.P.
Purchase
Portfolio
(1)
FY 2006
(1) Forecast reflects full year results for 2006; however, the transaction is not expected to close until the end of
1Q06 and may close in stages.
(2) Reconciliations of non-GAAP measures to the most- directly comparable GAAP measures are available on our website and in our filings with the SEC.

Financial Considerations
(cont.)
EBITDA multiple for overall transaction is 11.1x to
11.4x, which is 40 to 70 basis points below our
current trading multiple
Purchase price of approximately $213,000 per key
represents a 25-30% discount to replacement cost
Unleveraged 10-year internal rate of return exceeds
our current Weighted Average Cost of Capital by
roughly 200 basis points
The transaction will be accretive to our credit under
all of our financing scenarios, and meaningfully
accretive under our anticipated structure of asset
sales and a European joint venture

Overview
9 3 Countries
Over 50 Over 35 Markets
18 14 Brands
$9 billion $6 billion
Equity Market
Cap.
6
th
-Largest REIT 9
th
-Largest REIT
Largest Lodging REIT Largest Lodging REIT
Largest Public Lodging Co.
3
rd
-Largest Pub. Lodging Co.
Scale
$16 billion $12 billion TEV
74,185 55,221 No. of Rooms
145 107 No. of Hotels
HOST
hotels & resorts

Sheraton
ST. REGIS
HOTELS & RESORTS
THE LUXURY COLLECTION
W
HOTELS
WESTIN

19 Portfolio Overview 2 Luxury / St. Regis 1 Unbranded 20 Sheratons 13 Westins 2 Ws

Portfolio Overview
Assets Ranked by Size
No. Asset City State Country Rooms
1 Sheraton New York Hotel New York NY USA 1,746
2 Sheraton Centre Toronto Hotel Toronto Canada 1,377
3 Sheraton Boston Hotel Boston MA USA 1,216
4 Sheraton San Diego Hotel & Marina San Diego CA USA 1,044
5 The Westin Seattle Seattle WA USA 891
6 Le Centre Sheraton Montreal Hotel Montreal Canada 825
7 The Westin Los Angeles Airport Los Angeles CA USA 740
8 W New York New York NY USA 688
9 Sheraton Roma Hotel & Conference Center Rome Italy 634
10 The Westin Indianapolis Indianapolis IN USA 573
11 Sheraton Indianapolis Hotel & Suites Indianapolis IN USA 560
12 The Westin Mission Hills Resort & Spa Rancho Mirage CA USA 512
13 The Westin Palace, Madrid, a Luxury Collection Hotel Madrid Spain 468
14 The Westin Cincinnati Cincinnati OH USA 456
15 Sheraton Stamford Hotel Stamford CT USA 448
16 The Westin Tabor Center Denver CO USA 430
17 W Seattle Seattle WA USA 426
18 The Westin South Coast Plaza Costa Mesa CA USA 390
19 Sheraton Milwaukee Brookfield Hotel Brookfield WI USA 389

Portfolio Overview (cont.)
Assets Ranked by Size
No. Asset City State Country Rooms
20 Sheraton Santiago Hotel & Convention Center Santiago Chile 379
21 Sheraton Braintree Hotel Braintree MA USA 374
22 Sheraton Parsippany Hotel Parsippany NJ USA 370
23 Sheraton Skyline Hotel & Conference Centre Hayes United Kingdom 350
24 Sheraton Warsaw Hotel & Towers Warsaw Poland 350
25 The Westin Waltham-Boston Waltham MA USA 346
26 Sheraton Hamilton Hotel Hamilton Canada 301
27 Sheraton Fiji Resort Nadi Fiji 281
28 The Westin Royal Denarau Resort Nadi Fiji 273
29 The Westin Grand, Washington, D.C. Washington D.C. USA 263
30 Sheraton Suites Tampa Airport Tampa FL USA 259
31 Sheraton Needham Hotel Needham MA USA 247
33 St. Regis Hotel, Houston Houston  TX USA 232
32 Westin Palace, Milan, a Luxury Collection Hotel Milan Italy 228
34 Sheraton Tucson Hotel & Suites Tucson AZ USA 216
35 Sheraton Providence Airport Hotel Warwick RI USA 206
36 The Westin Europa & Regina, Venice, a Luxury Collection Hotel Venice Italy 185
37 Capitol Hill Suites Washington D.C. USA 152
38 San Cristobal Tower, a Luxury Collection Hotel Santiago Chile 139
Total Portfolio 18,964

Sheraton

Sheraton
HOTELS & RESORTS

SHERATON MANHATTAN
SHERATON RUSSELL
BROADWAY
W. 45TH
W. 42ND
W. 37TH
EIGHTH AVE
SEVENTH AVE
SIXTH AVE
FIFTH AVE
MADISON AVE
PARK AVE
LEXINGTON AVE

Sheraton New York Hotel New York, NY Number of Rooms: 1,746 Total Function Space: 55,000 sf F&B Outlets: 4 Other: • 4 Retail Outlets (1,600 sf) • 6,800 sf Fitness Ctr

Sheraton
HOTELS & RESORTS

N Harbor Dr.
San Diego Bay

Sheraton San Diego Hotel & Marina San Diego, CA Number of Rooms: 1,044 Total Function Space: 80,000 sf F&B Outlets: 7 Other: • 300 slip Marina • 3,500 sf Spa

Sheraton
HOTELS & RESORTS

CLARENDON ST
DARTMOUTH ST
BEACON ST
NEWBURY ST
BOYLSTON ST
COPLEY PLACE
PRUDENTIAL CENTER
HYNES CENTER
MASSACHUSETTS AVE
DALTON
BELVIDERE
SYMPHONY HALL

Sheraton Boston Hotel Boston, MA Number of Rooms: 1,216 Total Function Space: 69,275 sf F&B Outlets: 2 Other: • 10,200 sf Fitness Ctr

WESTIN®
HOTELS & RESORTS

VINE ST
WALL ST
BELL ST
BLANCHARD ST
LENORA ST
PINE ST
PIKE ST
UNION ST
UNIVERSITY ST
SENECA ST
SPRING ST
1ST AVE
WESTERN AVE
ELLIOTT AVE

Westin Seattle Seattle, WA Number of Rooms: 891 Total Function Space: 54,375 sf F&B Outlets: 3 Other: • 2,756 sf Pool & Spa

W Seattle Seattle, WA Number of Rooms: 426 Total Function Space: 10,000 sf F&B Outlets: 2 Other: • 650 sf Fitness Center

W New York New York, NY Number of Rooms: 688 Total Function Space: 3,248 sf F&B Outlets: 2 Other: • 3 Retail Outlets (3,800 sf) • 20,000 sf Bliss Spa

WESTIN HOTELS & RESORTS

THE LUXURY COLLECTION
Starwood Hotels & Resorts

MUSEO THYSSEN BORNEMISZA
PLAZA
MUSEO DEL PRADO
CERVANTES
JARDIN BOTANICO

Westin Palace Madrid Madrid, Spain Number of Rooms: 468 Total Function Space: 24,645 sf F&B Outlets: 2 Other: • 1,800 sf Fitness Ctr

Sheraton
HOTELS & RESORTS

DUNDAS ST WEST
DUNDAS ST EAST
QUEEN ST
SPADINA AVE
KING ST
UNIVERSITY
EATON CENTRE
FRONT ST
CONVENTION CENTRE
YONGE ST
JARVIS ST
LAKESHORE BLVD
GARDINER EXPWY
QUEENS QUAY WEST

Sheraton Centre Toronto Hotel
Toronto, Canada
Number of Rooms: 1,377
Total Function Space:  84,000 sf
F&B Outlets:  2
Other:
• 2,000 sf Fitness Ctr
• Significant Retail Space
at Toronto Underground Level

WESTIN®
HOTELS & RESORTS

CATHEDRAL CITY
RANCHO MIRAGE
PALM DESERT

Westin Mission Hills Resort & Spa Rancho Mirage, CA Number of Rooms: 512 Total Function Space: 94,009 sf F&B Outlets: 8 Other: • Two 18-hole golf courses (Pete Dye & Gary Player) • 13,000 sf spa

WESTIN®
HOTELS & RESORTS

M ST
L ST
WHITE HOUSE
23RD ST
21ST ST
20TH ST
G ST
F ST

Westin Grand Washington D.C. Washington, D.C. Number of Rooms: 263 Total Function Space: 11,667 sf F&B Outlets: 3

THE WESTIN PALACE

WESTIN®
HOTELS & RESORTS

THE LUXURY COLLECTION®
Starwood Hotels & Resorts

STAZIONE PORTA GARIBALDI
STAZIONE CENTRALE
PIAZZA DELLA REPUBBLICA
GIARDINI PUBBLICI

Westin Palace Milan Milan, Italy Number of Rooms: 228 Total Function Space: 10,000 sf F&B Outlets: 3 625 sf Fitness Ctr

WESTIN®
HOTELS & RESORTS

THE LUXURY COLLECTION®
Starwood Hotels & Resorts

PONTE RIALTO
CANAL GRANDE
PIAZZA SAN MARCO
BACINO DI SAN MARCO
S. MARIA DELLA SALUTE
S. GIORGIO MAGGIORE

Westin Europa & Regina Venice, Italy Number of Rooms: 185 Total Function Space: 63,886 sf F&B Outlets: 2

HOST hotels & resorts